Mail Stop 4561

      						February 1, 2007


Lori A. Jones
Analytical Surveys, Inc.
8610 N. New Braunsfels, Suite 205
San Antonio, Texas  78217

Re:	Analytical Surveys, Inc.
	Registration Statement on Form S-3
      Filed December 22, 2006
      File No. 333-139644

Dear Ms. Jones:

      We have conducted a limited review of your filing and have the
following comments.    Where indicated, we think you should revise
your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your responses to our comment letter dated January 5, 2007. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering.
Because you are not eligible to conduct a primary offering on Form
S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

Please file a registration statement for the "resale" offering at the time of each conversion because you are not eligible to conduct the offering on a delayed or continuous basis under Rule 415(a)(1)(x). Please register the transaction on a form you are eligible to use to register a primary offering, identify DKR Soundshore Oasis Holding Fund Ltd., Harborview Master Fund L.P. and Monarch Capital Fund Ltd.
as underwriters and include the price at which the underwriters will sell the securities.

2. Please revise to disclose the information provided to us in your responses to prior comments 1, 2 and 3, including:

* the dollar value of the securities underlying the convertible debentures that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price for those securities on the date of the sale of the convertible debenture);

* payments to the selling shareholders, including the gross and net proceeds that you received from the sale of the convertible debentures and warrants;

* tabular disclosure of the dollar amount of each payment to any selling shareholder or affiliate of a selling shareholder, including due diligence fees, placement agent fees, legal fees paid on behalf of the selling shareholders, interest, liquidated damages, any proceeds withheld, including an explanation of the nature of such amounts, and any other payments or potential payments;

* a comparison of the number of shares outstanding prior to the convertible debenture transaction that are held by persons other than the selling shareholders, affiliates of the company and affiliates of the selling shareholders (excluding securities underlying any outstanding convertible securities, options or warrants) with:

* the number of shares registered for resale by the selling shareholders or their affiliates in the current transaction
* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements
* the number of shares that have been sold in prior registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and
* the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders.




*  *  *  *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Michael McTiernan at 202-551-3852 or me at 202-
551-3495 with any other questions.

      Sincerely,



      Elaine Wolff
      Branch Chief


cc:	David Taylor, Esq. (via facsimile)
Lori A. Jones
Analytical Surveys, Inc.
February 1, 2007
Page 1